UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission file number: 001-39721

NEOGAMES S.A.
(Translation of registrant’s name into English)

63-65, Rue De Merl
L-2146 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

On March 14, 2023, NeoGames S.A (NASDAQ: NGMS) will participate in its inaugural Capital Markets Day in New York City. Investor presentation materials related to Capital Markets Day will be accessible from the Company’s website at https://ir.neogames.com/static-files/4a7a7c23-fd37-4f58-a2ca-fe219ba18016 prior to the event.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOGAMES S.A.

By:	/s/ Moti Malul
Name: Moti Malul
Title: Chief Executive Officer

Date: March 14, 2023